SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, (this "**Supplemental Indenture**") dated as of April , 2023, by and among Atento Luxco 1, a public limited liability company (*société anonyme*) organized under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies' Register under number B170329, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg (the "**Company**"), Atento Chile S.A., a Chilean corporation (*sociedad anónima*) (the "**Guaranteeing Subsidiary**"), Wilmington Trust, National Association as Trustee and Wilmington Trust (London) Limited as Security Agent under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, each of the Company, the Guarantors, the Trustee and the Security Agent have heretofore executed and delivered an indenture dated as of February 10, 2021 (as amended, supplemented, waived or otherwise modified, the "**Indenture**"), providing for the issuance by the Company of an aggregate principal amount of $500,000,000 of 8.000% Senior Secured Notes due 2026 (the "**Notes**");

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee and the Security Agent a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee, on a joint and several basis with the other existing Guarantors, all of the Company's Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the "**Note Guarantee**"); and

WHEREAS, pursuant to Section 9.1 of the Indenture, the Company, the Trustee and the Security Agent are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture, without the consent of any Holder.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary, the Company, the Trustee and the Security Agent mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

DEFINITIONS

Section 1.1. *Defined Terms*. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined. The words "herein," "hereof" and "hereby" and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II
AGREEMENT TO BE BOUND; GUARANTEE

Section 2.1. *Agreement to be Bound.* The Guaranteeing Subsidiary hereby agrees to become party to the Indenture as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.

Section 2.2. *Guarantee.* The Guaranteeing Subsidiary agrees, on a joint and several basis with all the existing Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Guaranteed Obligations pursuant to Article X of the Indenture on a senior basis.

ARTICLE III
MISCELLANEOUS

Section 3.1. *Notices.* All notices and other communications to the Guarantor shall be given as provided in the Indenture to the Guarantor, at its address set forth below, with a copy to the Company as provided in the Indenture for notices to the Company.

Section 3.2. *Merger and Consolidation.* The Guaranteeing Subsidiary shall not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into another Person (other than the Company or any Restricted Subsidiary that is a Guarantor or becomes a Guarantor concurrently with the transaction) except in accordance with Section 4.1(e) of the Indenture.

Section 3.3. *Release of Guarantee.* The Note Guarantee shall be released in accordance with Section 10.2 of the Indenture.

Section 3.4. *Parties.* Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.5. *Governing Law.* This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York without reference to the conflict of law principles thereof.

Section 3.6. *Severability.* In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.7. *Benefits Acknowledged.* The Guaranteeing Subsidiary's Note Guarantee is subject to the terms and conditions set forth in the Indenture. The Guaranteeing Subsidiary acknowledges that it will receive direct and indirect benefits

from the financing arrangements contemplated by the Indenture and this Supplemental Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

Section 3.8. *Ratification of Indenture; Supplemental Indentures Part of Indenture*. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.9. *The Trustee and the Security Agent*. Neither the Trustee nor the Security Agent makes any representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

Section 3.10. *Counterparts*. The parties hereto may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall be deemed to be their original signatures for all purposes.

Section 3.11. *Execution and Delivery*. The Guaranteeing Subsidiary agrees that its Note Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of any such Note Guarantee.

Section 3.12. *Headings*. The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

ATENTO CHILE S.A.,
as a Guarantor

By: ________________________
Name: Andrelina Morales
Title: Representative

Address for Notices:

Atento Chile S.A.
1, rue Hildegard Von Bingen
L-1282 Luxembourg
Grand Duchy of Luxembourg
Attention: Fredj Laouiti

Facsimile: +352 48 18 28 3461

With copy to: Sergio Passos (email: sergio.passos@atento.com)

[Signature Page to the Supplemental Indenture]

Acknowledged by:

ATENTO LUXCO 1

DocuSigned by:
Sergio Passos
00F4C6A8BB6A4C8...

By: ______________________________

Name: Sergio Passos

Title: Authorized Officer

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee

By: /s/ Karen Ferry
Name: Karen Ferry
Title: Vice President

WILMINGTON TRUST (LONDON) LIMITED,
in its capacity as security agent under the Intercreditor Agreement, as Security Agent

By: DocuSigned by: A0800DCB4437438...

Name: Antony Girling

Title: Vice President